FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

December 7, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549

Attention:           Mr. Terence O’Brien, Branch Chief

Ms. Jenn Do, Staff Accountant

RE:                                            Knoll, Inc.

Form 10-Q for the quarterly period ended March 31, 2018

Filed May 10, 2018

File No. 1-12907

Ladies and Gentlemen:

Set forth below is the response of Knoll, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 21, 2018 that pertains to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2018 (the “Form 10-Q”), which was filed with the Commission on May 10, 2018.

Because of the commercially sensitive nature of certain information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under 17 C.F.R. § 200.83 (“Rule 83”), promulgated under the Freedom of Information Act (“FOIA”). For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Knoll, Inc.” and each page is marked for the record with the identifying numbers and code “KNL-01” through “KNL-04.”

For reference purposes, the Staff’s comments in the Staff’s letter dated November 21, 2018 are reproduced in bold, and the corresponding responses of the Company are shown below the comments.

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Form 10-Q for the quarterly period ended March 31, 2018

Note 16. Segment Information, page 19

1. We note your revised segment presentation in connection with the acquisition of Muuto. Please tell us the operating segments included in each reportable segment. Clarify whether the Lifestyle reportable segment aggregates the Studio, Coverings and Muuto operating segments. If so, please provide us with your analysis of the aggregation criteria in paragraphs 11-19 of ASC 280-10-50.

The Company has two reportable segments: Office and Lifestyle. The Office reportable segment is comprised of the operations of the Office operating segment. The Lifestyle reportable segment is an aggregation of the Lifestyle, Europe, and Muuto operating segments. The Company will clarify in future filings that the Lifestyle, Europe and Muuto operating segments have been aggregated into the Lifestyle reportable segment. The two reportable segments comprise 100% of the Company’s total consolidated revenue.

Prior to the segment reorganization, during the first quarter of 2018, the Company had three reportable segments: Office, Studio and Coverings. While the Office reportable segment was previously comprised of the operations of the Office operating segment, the Studio and Coverings reportable segments were each comprised of multiple operating segments that had been previously aggregated. Subsequently, these operating segments that previously comprised the Studio and Coverings reportable segments were reorganized and now represent components of the Lifestyle and Europe operating segments.

The Company has determined that Office, Lifestyle, Europe and Muuto are considered operating segments, as each of these identified operating segments engage in business activities from which they earn revenues and incur expenses, produce operating results that are regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and has discrete financial information available.

The Company notes that ASC 280-10-50-11 permits operating segments to be aggregated for reporting purposes if (1) aggregation is consistent with the objective and basic principles of ASC 280, (2) the operating segments have similar economic characteristics (e.g., similar long-term average gross margin), and (3) the operating segments are similar in each (i.e., all) of the following areas:

•                  The nature of the products and services

•                  The nature of the production processes

•                  The type or class of customer for their products and services

•                  The methods used to distribute their products or provide their services

•                  If applicable, nature of the regulatory environment, for example, banking, insurance, or public utilities(1)

The Company evaluated the operating segments of Lifestyle, Europe and Muuto using these criteria, and concluded that the three operating segments are similar based on the criteria within ASC 280, and therefore, the Company determined that presenting this information separately would not enhance the financial statement user’s

(1)  Not applicable to the Company as the Company operates in businesses with no special regulatory requirements that would not generally be applicable to most businesses.

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understanding of the business as each of these operating segments are similar in nature, both in economic and qualitative characteristics, as detailed below.

The guidance in ASC 280-10-50-11 states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.  The CODM uses both gross profit and operating profit to assess segment performance and allocate resources. While the CODM is utilizing both metrics in the management of the business operations, the Company has disclosed operating profit as the measure of its segment profit as that is the measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s consolidated financial statements.

For the fiscal year ended December 31, 2017, the gross margins relating to the three operating segments that are aggregated into the Lifestyle reportable segment were [***] for Lifestyle, [***] for Europe, and [***] for Muuto.  The Company’s current projections of average gross margins for the Lifestyle, Europe and Muuto operating segments for 2018 through 2020 are [***], [***], and [***], respectively.  In addition, the Company reviewed the historical gross margins related to the periods of 2015 through 2017 noting average gross margins of [***], [***], and [***] for the Lifestyle, Europe and Muuto operating segments, respectively.(2)

Furthermore, the operating margins were [***], [***], and [***] for the Lifestyle, Europe and Muuto operating segments, respectively, for the year ended December 31, 2017.  The Company is projecting average operating margins during 2018 through 2020 to be [***] for Lifestyle, [***] for Europe, and [***] for Muuto. The Company believes that the historical segment operating margins and forecasted long-term average operating margins, which are more affected by allocations of expenses than gross margins, are not inconsistent with objectives and basic principles of ASC 280.

In addition to having similar economic characteristics, the Company determined based on the aggregation criteria in ASC 280-10-50-11 that the Lifestyle, Europe and Muuto operating segments are similar in each of the following areas:

•                  The nature of the products and services — Each operating segment provides residentially-oriented luxury design furnishings/lighting/accessories for the home, hotels, restaurants, workplace and government and educational institutions.  Given the Company’s diverse product offerings, these luxury design furnishings are considered to be similar, given that they share similar types of risks as well as similar types of opportunities for growth.  The products within the Europe operating segment are in large part identical to the products within the Lifestyle operating segment. Muuto’s products are similar to Lifestyle and Europe in that they have a high design element, sell to similar customers, and are manufactured to a high level of quality.

(2)  The improvement of gross margins for Muuto from the period of 2015 to 2017 was largely impacted by the significant increase in Muuto revenue over the past three years. The Company acquired Muuto in January 2018, as such all information related to the periods of 2015 through 2017 represent Muuto pre-acquisition data that was prior to the Company’s oversight and integration of Muuto. As a result, for purposes of evaluating aggregation, the Company weighed more heavily the projected gross margins and operating results.

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•                  The nature of the production processes — The Lifestyle, Europe and Muuto operating segments have minimal in-house manufacturing operations, and the majority of the supply chain sourcing is achieved through outsourced manufacturing and vendor purchased materials. In addition, the facilities, equipment, and labor forces are considered largely interchangeable amongst the operating segments, as the products are similar, and in some cases identical, and skillsets required to operate the businesses are similar (warehousing, logistics, customer services, sales, etc.). The majority of capital expenditures relating to the operating segments are related to leasehold improvements for product showrooms, information technology spending, and, to a lesser degree, machinery and equipment for warehouse operations and minimal manufacturing operations.

•                  The type or class of customer for their products and services — Each of the operating segments primarily provide luxury and affordable luxury design furnishings to a variety of residential and commercial markets in North America, Europe and Asia. The customers of each segment consist of both residential and commercial end-users that are purchasing residentially-inspired, high design, high quality products.

•                  The methods used to distribute their products or provide their services — Each of the operating segments generate sales through a dedicated sales force that sells to end customers (often through designers and other “to the trade” representatives), dealers and wholesalers.  There are various showrooms globally where customers, dealers and designers can sample products. The showrooms can be for a specific brand, and in many instances in the United States and Europe, also showcase products from across the Lifestyle, Europe and Muuto operating segments.

Based on the foregoing information and analysis, the Company concluded that the operating segments of Lifestyle, Europe and Muuto are similar in each of the criteria provided by the guidance in ASC 280-10-50-11.  The Company determined based on these criteria that it is appropriate to aggregate the Lifestyle, Europe and Muuto operating segments into one reportable segment called “Lifestyle.”

If you have any questions, please contact me at 215-679-1703.

Sincerely,

/s/ Charles Rayfield

Charles W. Rayfield

Chief Financial Officer

Knoll, Inc.

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